April 2012 Preliminary Terms No. 142 Registration Statement No. 333-178081 Dated April 3, 2012 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

Market-Linked Notes due April    , 2017
Based on the Value of the S&P 500® Daily Risk Control 10% Index (Excess Return)
The notes are senior unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the accompanying product supplement, index supplement and prospectus, as supplemented and modified by this document.  At maturity, we will pay per note the stated principal amount of $10 plus a supplemental redemption amount based on the value of the underlying index on the determination date, subject to the minimum payment at maturity.  The underlying index is intended to provide investors with exposure to the S&P 500® Total Return Index, or SPTR, while attempting to provide greater stability and lower overall risk of large fluctuations as compared to the SPTR through the use of a volatility target.  Despite the fact that the title of the underlying index includes the phrase “risk control”, the underlying index may appreciate significantly less than the SPTR or it may decline, so that investors will receive only the minimum payment at maturity of $10.70 to $10.90 per note (to be determined on the pricing date).  See “Underlying Index” on page 9.  The notes are for investors who are concerned about principal risk but seek an equity index-based return as modified by the use of the underlying index’s volatility target, and who are willing to forgo yield and an unmodified exposure to the SPTR in exchange for the minimum payment at maturity.  The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.  All payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Morgan Stanley.
SUMMARY TERMS
Issuer:	Morgan Stanley
Issue price:	$10 per note (see “Commissions and Issue Price” below)
Stated principal amount:	$10 per note
Aggregate principal amount:	$
Pricing date:	April , 2012
Original issue date:	May , 2012 (3 business days after the pricing date)
Maturity date:	April , 2017
Interest:	None
Underlying index:	S&P 500® Daily Risk Control 10% Index (Excess Return)
Payment at maturity:	The payment due at maturity per $10 stated principal amount will equal: $10 + supplemental redemption amount, subject to the minimum payment at maturity.
Supplemental redemption amount:
(i) $10 times (ii) the index percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.70 to $0.90 per note, to be determined on the pricing date.

Participation rate:	100%
Minimum payment at maturity:	$10.70 to $10.90 per note (107% to 109% of the stated principal amount). The actual minimum payment at maturity will be determined on the pricing date.
Maximum payment at maturity:	None
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	, which is the index closing value on the pricing date
Final index value:	The index closing value on the determination date
Determination date:	April , 2017, subject to postponement for non-index business days and certain market disruption events
CUSIP:	61760T660
ISIN:	US61760T6608
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per note	$10	$0.30	$9.70
Total	$	$	$
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $9.90 per note.  Please see “Syndicate Information” on page 19 for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.30 for each note they sell.  See “Supplemental information regarding plan of distribution; conflicts of interest.”  For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for equity-linked notes.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying product supplement, index supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.  Please also see “Additional Information About the Notes” at the end of this document.

Product Supplement for Equity-Linked Notes dated November 21, 2011
Index Supplement dated November 21, 2011           Prospectus dated November 21, 2011

Market-Linked Notes due April    , 2017
Based on the Value of the S&P 500® Daily Risk Control 10% Index (Excess Return)

Investment Summary

Market-Linked Notes

The Market-Linked Notes due April    , 2017 Based on the Value of the S&P 500® Daily Risk Control 10% Index (Excess Return) (the “notes”) offer 100% participation in the positive performance of the underlying index, subject to the minimum payment at maturity.  The notes provide investors:

¡	an opportunity to gain exposure to the S&P 500® Daily Risk Control 10% Index (Excess Return), which modifies the S&P 500® Total Return Index, or the SPTR

¡	the repayment of principal at maturity, plus a minimum return of 7% to 9%, to be determined on the pricing date

¡	100% participation in any appreciation of the underlying index over the term of the notes

¡	no exposure to any decline of the underlying index

The underlying index is intended to provide investors with exposure to SPTR, while attempting to provide greater stability and lower overall risk of large fluctuations as compared to the SPTR through the use of a volatility target, as described below.  Despite the fact that the title of the underlying index includes the phrase “risk control”, the underlying index may appreciate significantly less than the SPTR index, or it may decline, resulting in investors receiving only the minimum payment at maturity of $10.70 to $10.90 per note (to be determined on the pricing date).  Please see “Underlying Index” on page 9 for more information about the underlying index.

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Volatility is a market standard statistical measure of the magnitude and frequency of price changes of a financial asset over a period of time, used by the market to express the riskiness of the asset.  In the case of the underlying index, the relevant financial asset is the SPTR. Note, however that volatility does not identify the direction of the asset’s price movements, but rather the magnitude, and frequency, of changes in those prices.

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S&P calculates the volatility of the SPTR on a daily basis, and we call this volatility the “realized volatility.” If the realized volatility is greater than (lower than) 10%, the underlying index will reduce (increase) its exposure to the SPTR. If the realized volatility is 10%, the exposure will be 100%. The exposure can decrease as low as 0% and increase as high as 150%.

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The underlying index represents an unfunded investment in the SPTR, which means that an interest charge is deducted from the returns for the entire investment in the SPTR. The interest rate for this borrowed money is U.S. overnight LIBOR. When the exposure increases, the interest charge increases proportionately. In a sense, the underlying index represents an investment in the SPTR made entirely with borrowed money, and the cost of borrowing this money reduces the index returns.

At maturity, if the underlying index has depreciated or has appreciated by less than or equal to 7% to 9%, you will receive the minimum payment at maturity of $10.70 to $10.90 per note, representing a 7% to 9% return on your investment.  The actual minimum payment at maturity will be determined on the pricing date.  All payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Morgan Stanley.

Maturity:	Approximately 5 years
Participation rate:	100%
Interest:	None

April 2012	Page 2

Market-Linked Notes due April    , 2017
Based on the Value of the S&P 500® Daily Risk Control 10% Index (Excess Return)

Key Investment Rationale

Market-Linked Notes offer investors exposure to the performance of equities or equity indices and provide for the repayment of principal at maturity.  They are for investors who are concerned about principal risk but seek an equity index-based return as modified by the use of the underlying index’s volatility target, and who are willing to forgo yield and an unmodified exposure to the SPTR in exchange for the repayment of principal at maturity plus a supplemental redemption amount based on the performance of the underlying index, subject to the minimum payment at maturity.

Repayment of Principal	The notes offer investors 1 to 1 upside exposure to the performance of the underlying index, while providing for the repayment of principal in full at maturity.
Minimum Payment at Maturity	At maturity, the notes will pay no less than $10.70 to $10.90 (107% to 109% of the stated principal amount). The actual minimum payment at maturity will be determined on the pricing date.
Upside Scenario
The underlying index increases in value significantly.  There is no limitation on the appreciation potential.  Even if the underlying index appreciates, it may appreciate significantly less than the SPTR.

Downside Scenario
The underlying index declines or appreciates by less than or equal to 7% to 9% and, at maturity, the notes pay the minimum payment at maturity of $10.70 to $10.90 (to be determined on the pricing date).  The underlying index may decline even if the SPTR appreciates.

April 2012	Page 3

Market-Linked Notes due April    , 2017
Based on the Value of the S&P 500® Daily Risk Control 10% Index (Excess Return)

Hypothetical Payout on the Notes

At maturity, for each $10 stated principal amount of notes that you hold, you will receive the stated principal amount of $10 plus a supplemental redemption amount, subject to the minimum payment at maturity.  The supplemental redemption amount will be calculated on the determination date as follows:

(i) $10 times (ii) the index percent change times (iii) the participation rate.

In no event will the payment at maturity be less than the minimum payment at maturity of $10.70 to $10.90 per note.  The actual minimum payment at maturity will be determined on the pricing date.

The table below illustrates the payment at maturity for each note for a hypothetical range of index percent change and does not cover the complete range of possible payouts at maturity.  The table assumes a hypothetical initial index value of 100 and a hypothetical minimum payment at maturity of $10.80 per note.  Under the hypothetical terms of the notes, if the index percent change is less than or equal to 8%, you will receive the minimum payment at maturity of $10.80 per note, or 108% of the stated principal amount.

Index percent change	Final index value	Stated principal amount	Supplemental redemption amount	Payment at maturity	Return on $10 note
100%	200	$10.00	$10.00	$20.00	100%
90%	190	$10.00	$9.00	$19.00	90%
80%	180	$10.00	$8.00	$18.00	80%
70%	170	$10.00	$7.00	$17.00	70%
60%	160	$10.00	$6.00	$16.00	60%
50%	150	$10.00	$5.00	$15.00	50%
40%	140	$10.00	$4.00	$14.00	40%
30%	130	$10.00	$3.00	$13.00	30%
20%	120	$10.00	$2.00	$12.00	20%
10%	110	$10.00	$1.00	$11.00	10%
8%	108	$10.00	$0.80	$10.80	8%
0%	100	$10.00	$0.80	$10.80	8%
–10%	90	$10.00	$0.80	$10.80	8%
–20%	80	$10.00	$0.80	$10.80	8%
–30%	70	$10.00	$0.80	$10.80	8%
–40%	60	$10.00	$0.80	$10.80	8%
–50%	50	$10.00	$0.80	$10.80	8%
–60%	40	$10.00	$0.80	$10.80	8%
–70%	30	$10.00	$0.80	$10.80	8%
–80%	20	$10.00	$0.80	$10.80	8%
–90%	10	$10.00	$0.80	$10.80	8%
–100%	0	$10.00	$0.80	$10.80	8%

April 2012	Page 4

Market-Linked Notes due April    , 2017
Based on the Value of the S&P 500® Daily Risk Control 10% Index (Excess Return)

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes.  For further discussion of these and other risks you should read the section entitled “Risk Factors” in the accompanying product supplement, index supplement and the accompanying prospectus.  You should also consult with your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

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The notes do not pay interest and may not pay more than the minimum payment at maturity.  If the index percent change is less than or equal to 7% to 9%, you will receive only the minimum payment at maturity of $10.70 to $10.90 for each note you hold at maturity.  The actual minimum payment at maturity will be determined on the pricing date.  As the notes do not pay any interest, if the underlying index does not appreciate sufficiently over the term of the notes, the overall return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.  The notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a supplemental redemption amount based on the performance of the underlying index.

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Market price of the notes will be influenced by many unpredictable factors.  Several factors will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including the value of the underlying index and the SPTR at any time and, in particular, on the determination date, the volatility (frequency and magnitude of changes in value) of the underlying index and the SPTR, dividend rate on the stocks underlying the underlying index, interest and yield rates in the market, time remaining until the notes mature, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlying index or equities markets generally and which may affect the final index value of the underlying index and any actual or anticipated changes in our credit ratings or credit spreads.  You may receive less, and possibly significantly less, than the stated principal amount per note if you try to sell your notes prior to maturity.

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The notes are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes. You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity and therefore you are subject to the credit risk of Morgan Stanley.  The notes are not guaranteed by any other entity.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

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The amount payable on the notes is not linked to the value of the underlying index at any time other than the determination date. The final index value will be based on the index closing value on the determination date, subject to postponement for non-index business days and certain market disruption events.  Even if the value of the underlying index appreciates prior to the determination date but then drops on the determination date to be equal to or below the initial index value, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the value of the underlying index prior to such drop.  Although the actual value of the underlying index on the stated maturity date or at other times during the term of the notes may be higher than the final index value, the payment at maturity will be based solely on the index closing value on the determination date.

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Even though the notes are linked to an underlying index called a “risk control” index, the notes are not necessarily less risky than, and will not necessarily have better returns than, notes linked to the SPTR.

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Low volatility in the underlying index is not synonymous with low risk in the notes despite the fact that the title of the underlying index includes “risk control”. For example, even if the underlying index achieved its goal of reducing the risk of large fluctuations as compared to the SPTR, the SPTR, and thus the underlying index, may remain stable or steadily decrease over time, which would result in you

April 2012	Page 5

Market-Linked Notes due April    , 2017
Based on the Value of the S&P 500® Daily Risk Control 10% Index (Excess Return)

receiving only the minimum payment at maturity of $10.70 to $10.90 per note (to be determined on the pricing date).

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The underlying index may not outperform the SPTR. The underlying index employs a mathematical algorithm intended to control the level of risk taken with respect to the SPTR by allocating its exposure to the SPTR in a manner designed to maintain the target volatility of 10%.  No assurance can be given that this strategy will be successful or that the underlying index will outperform the SPTR.

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The underlying index will not have an actual volatility of 10%. Volatility is measured on a historical basis and adjustments to the exposure in the SPTR are made on a daily basis, principally based upon recent realized volatility of the SPTR, with a two-day lag between the leverage factor’s calculation and its implementation in each index (a leverage factor adjustment applied to the underlying index at the close of business on the second day will effectively be applied at the opening of the next day).  Due to this lag and since volatility can fluctuate significantly during this period, and even during a single day, the underlying index will not reflect the most current volatility of the SPTR and so will not have an actual volatility of 10% at any given time. In addition, the exposure of the underlying index to the SPTR is subject to a leverage factor cap of 150%, which may limit the ability of the underlying index to fully participate in the appreciation of the SPTR during times of low volatility when achieving a target volatility of 10% would require a leverage factor in excess of 150%. Therefore, the underlying index will not achieve actual volatility of 10% at any time.

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Controlled volatility does not mean the underlying index will have lower volatility than the SPTR. The underlying index does not necessarily have lower volatility than the SPTR. The realized volatility of the SPTR may be less than the target volatility of 10% over extended periods of time, in which case the exposure of the underlying index will be adjusted upwards in an attempt to raise its volatility to 10%. In this case, the result would be that the underlying index is more volatile than the SPTR.

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There may be overexposure to the SPTR in bear markets or underexposure in bull markets. The underlying index is designed to achieve a target volatility of 10% regardless of the direction of price movements in the market. Therefore, in bull markets if realized volatility is higher than target volatility, the underlying index will be exposed to less than the full gains in the SPTR and the underlying index will experience lower returns than the SPTR.  In contrast, if realized volatility is less than target volatility in a bear market, the underlying index will be exposed to more than 100% of the losses in the SPTR and the underlying index will experience lower returns than the SPTR.  In fact, the underlying index has historically underperformed the SPTR in bull markets.  See “Underlying Index—Historical Information” beginning on page 11.

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The returns will be reduced by borrowing costs. The underlying index represents returns made entirely with borrowed money. The returns are reduced by the cost of borrowing, which increases as leverage increases. The cost of borrowing is ignored when determining how much money to borrow, even if a prudent investor would choose not to borrow money to invest in the SPTR at such time. The cost of borrowing may exceed the returns from the SPTR if such returns decrease or if interest rates increase (or both).

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Historical performance of the underlying index and the SPTR should not be taken as an indication of the future performance of the underlying index or the SPTR. The future performance of the underlying index and the SPTR may bear little relation to the historical performance of the underlying index and the SPTR.  The trading prices of the common stocks underlying the SPTR and the dividends paid on those common stocks will determine the level of the SPTR, and thus the volatility of the SPTR.  The level and volatility of the SPTR and U.S. overnight LIBOR will determine the level of the underlying index.  As a result, it is impossible to predict whether the level of the underlying index or the SPTR will rise or fall.

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The underlying index has a limited operating history and may perform in unanticipated ways. The underlying index has a limited operating history, corresponding to a period which follows the recent financial crisis and so the retrospective historical performance prior to the establishment of the underlying index must be considered illustrative only. For this and other reasons, the historical

April 2012	Page 6

Market-Linked Notes due April    , 2017
Based on the Value of the S&P 500® Daily Risk Control 10% Index (Excess Return)

comparison of the underlying index to the SPTR may not reflect future performance and no assurance can be given as to the level of any of the underlying index at any time.

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The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the cost of hedging our obligations under the notes that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the cost of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

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Adjustments to the underlying index could adversely affect the value of the notes.  The publisher of the underlying index can add, delete or substitute the stocks underlying the underlying index, and can make other methodological changes required by certain events relating to the underlying stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the underlying index.  Any of these actions could adversely affect the value of the notes.  The publisher of the underlying index may also discontinue or suspend calculation or publication of the underlying index at any time.  In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index.  MS & Co. could have an economic interest that is different than that of investors in the notes insofar as, for example, MS & Co. is permitted to consider indices that are calculated and published by MS & Co. or any of its affiliates.  If MS & Co. determines that there is no appropriate successor index on such determination date, the index closing value on the determination date will be an amount based on the stocks underlying the discontinued index at the time of such discontinuance, without rebalancing or substitution, computed by MS & Co, as calculation agent, in accordance with the formula for calculating the index closing value last in effect prior to discontinuance of the underlying index.

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You have no shareholder rights.  As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the underlying index.

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Investing in the notes is not equivalent to investing in the underlying index.  Investing in the notes is not equivalent to investing in the underlying index or its component stocks.  See “Hypothetical Payout on the Notes” above.

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The notes will not be listed on any securities exchange and secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

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The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes.  As calculation agent, MS & Co. will determine the initial index value and the final index value, and will calculate the amount of cash you will receive at maturity.  Determinations made by MS & Co. in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the index closing value in the

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Market-Linked Notes due April    , 2017
Based on the Value of the S&P 500® Daily Risk Control 10% Index (Excess Return)

event of a discontinuance of the underlying index or a market disruption event, may adversely affect the payout to you at maturity.

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Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the notes.  One or more of our subsidiaries expect to carry out hedging activities related to the notes (and to other instruments linked to the underlying index or its component stocks), including trading in the component stocks of the underlying index and in other instruments related to the underlying index.  Some of our subsidiaries also trade the component stocks of the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial index value and, therefore, could increase the value at which the underlying index must close on the determination date before an investor receives a payment at maturity that exceeds the minimum payment at maturity.  Additionally, such hedging or trading activities during the term of the notes, including on the determination date, could adversely affect the closing value of the underlying index on the determination date and, accordingly, the amount of cash an investor will receive at maturity.

April 2012	Page 8

Market-Linked Notes due April    , 2017
Based on the Value of the S&P 500® Daily Risk Control 10% Index (Excess Return)

Underlying Index

S&P 500 Daily Risk Control 10% Index (Excess Return)

The S&P 500 Daily Risk Control 10% Index (Excess Return) is intended to provide investors with exposure to a broad performance benchmark for the U.S. equity markets through the SPTR while attempting to provide greater stability and lower overall risk of large fluctuations in the underlying index’s performance as compared to the SPTR through the use of a volatility target.  The underlying index represents an unfunded investment in the SPTR made through the use of a hypothetical cash fund at a borrowing rate of U.S. overnight LIBOR, or the “borrowing cost component.”  The calculation of the return of the underlying index reflects the borrowing cost component, as described below.  The underlying index’s notional investment in the SPTR is based on a leverage factor, which can increase or decrease the underlying index’s exposure to the SPTR, depending on the observed volatility in the SPTR.

The underlying index uses a mathematical algorithm which is designed to adjust the exposure of the underlying index to the SPTR based on a specific volatility target of 10%, or the “target volatility,” and the performance of the SPTR.  The underlying index is designed to control the risk of large fluctuations of the SPTR by daily adjusting the exposure of the underlying index to the SPTR based on realized volatility in an attempt to achieve the target volatility.  “Realized volatility” is a measurement of risk based on the variation of daily historical returns of the SPTR: larger fluctuations in daily returns will result in higher realized volatility, while smaller fluctuations will result in lower realized volatility.  While the underlying index attempts to maximize returns while reducing risk, there are no guarantees that the underlying index will achieve its stated objectives.

Realized volatility is calculated as the greater of short-term volatility and long-term volatility. Both short-term volatility and long-term volatility are calculated using exponential weightings that place greater significance on more recent observations through the use of a decay factor which determines the weight of each daily return in the calculation of realized volatility.  The decay factor utilized to determine short-term volatility and long-term volatility is specifically designed to ensure that recent historical volatility has greater impact than past historical volatility.  In other words, the decay factor gives greater weight to yesterday’s observed volatility than the observed volatility from the day before yesterday.  The decay factor for short-term volatility is slightly more than double the decay factor for long-term volatility.  As a result, the 10 most recent days account for 50% of the weighting when determining short-term volatility, while the 23 most recent days account for 50% of the weighting when determining long-term volatility.  When volatility increases, short-term volatility will increase more quickly than long-term volatility. Because realized volatility is the greater of short-term volatility and long-term volatility, realized volatility will increase quickly when volatility increases. This will quickly reduce exposure to the SPTR when volatility increases. Conversely, because realized volatility is the greater of short-term volatility and long-term volatility, realized volatility will decrease slowly when volatility decreases. This will gradually increase exposure to the SPTR when volatility decreases.

Each day (“T”), S&P calculates the leverage factor applicable to the underlying index on the next succeeding day (“T+1”).  The leverage factor is subject to a cap of 150% and a floor of 0% and is equal to: (i) the target volatility divided by (ii) the realized volatility for the second preceding day (“T-2”).  The manner in which the leverage factor is calculated results in a two-day lag between the leverage factor’s calculation and its implementation in the underlying index.  Based on such calculation, if the realized volatility of the SPTR is lower than the target volatility, the leverage factor will be greater than 100%, which represents a leveraged position, proportional to the difference between realized volatility and target volatility.  For example, as this index has a target volatility of 10%, if the realized volatility is 8% (i.e., there is a 25% difference between realized volatility and target volatility, with realized volatility being lower than the target volatility), the leverage factor will be 125%.  In this instance, the underlying index is exposed to 125% of the daily return of the SPTR.  On the other hand, if the realized volatility of the SPTR is greater than the target volatility, the leverage factor will be less than 100%, which represents a deleveraged position, proportional to the difference between realized volatility and target volatility.  For example, as this index has a target volatility of 10%, if the realized volatility is 12% (i.e., there is a 16.67% difference between realized volatility and target volatility, with realized volatility being

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Market-Linked Notes due April    , 2017
Based on the Value of the S&P 500® Daily Risk Control 10% Index (Excess Return)

higher than the target volatility), the leverage factor will be 83.33%.  In this instance, the underlying index is exposed to 83.33% of the daily return of the SPTR.

As noted above, the performance of the underlying index is based on a notional investment in the SPTR where the investment is made through the use of borrowed funds.  Therefore, the return of the underlying index will be generally equal to the leverage factor times the daily return of the SPTR less the borrowing cost component applicable to such notional investment.  For example, if the exposure to the SPTR is 80%, the borrowing cost component only applies to the cost required to make an 80% notional investment in the SPTR and not the remaining 20%.  If the exposure to the SPTR is 120%, the borrowing cost component applies to the entire 120% notional investment in the SPTR.  In determining the borrowing cost component, S&P may use other successor interest rates if U.S. overnight LIBOR is unavailable, and a 360-day year is assumed for the interest calculations in accordance with U.S. banking practices.

S&P 500® Total Return Index

The SPTR is a variant of the price return S&P 500 Index, which shares the same portfolio of constituent stocks but reinvests both ordinary cash dividends and special dividends paid by the constituent stocks. Dividends are reinvested in the SPTR as a whole, not in the specific stock paying the dividend.  Ordinary cash dividends are applied on the ex-date in calculating the SPTR.  Special dividends are those dividends that are outside of the normal payment pattern established historically by the issuer of the constituent stock.  These may be described by the issuer as “special,” “extra,” “year-end,” or “return of capital.”  Whether a dividend is funded from operating earnings or from other sources of cash does not affect the determination of whether it is ordinary or special. Special dividends are treated as corporate actions with offsetting price and divisor adjustments.

S&P 500® Index

The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“S&P”), consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of 500 similar companies during the base period of the years 1941 through 1943.  For additional information about the S&P 500® Index, see the information set forth under “S&P 500® Index” in the accompanying index supplement.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of S&P and have been licensed for use by Morgan Stanley.  For more information, see “S&P 500® Index—License Agreement between S&P and Morgan Stanley” in the accompanying index supplement.

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Market-Linked Notes due April    , 2017
Based on the Value of the S&P 500® Daily Risk Control 10% Index (Excess Return)

Historical Information

We obtained the information in the tables and graphs below from Bloomberg Financial Markets, without independent verification.  The inception date for the underlying index was May 19, 2009.  The remainder of the historical information shown is a hypothetical retrospective presentation calculated by S&P using the same methodology as is currently employed for calculating the underlying index based on historical data which must be considered illustrative only.  You should not take the historical values of the underlying index as an indication of its future performance.

Information as of market close on March 30, 2012:

Bloomberg Ticker Symbol:	SPXT10UE
Current Index Value:	108.99
52 Weeks Ago:	109.49
52 Week High (on 4/29/2011):	111.97
52 Week Low (on 10/3/2011):	97.69

The following graph sets forth the daily closing values of the underlying index for the period from January 1, 2007 through March 30, 2012.  The related table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the same period.  The closing value of the underlying index on March 30, 2012 was 108.992.

S&P 500® Daily Risk Control 10% Index (Excess Return) Historical Performance Daily Closing Values January 1, 2007 to March 30, 2012

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Market-Linked Notes due April    , 2017
Based on the Value of the S&P 500® Daily Risk Control 10% Index (Excess Return)

S&P 500® Daily Risk Control 10% Index	High	Low	Period End
2007
First Quarter	104.077	97.125	99.241
Second Quarter	105.830	99.395	103.184
Third Quarter	105.924	99.345	103.116
Fourth Quarter	104.508	98.240	100.177
2008
First Quarter	99.448	93.085	94.934
Second Quarter	98.064	92.528	92.583
Third Quarter	93.174	88.140	89.379
Fourth Quarter	89.270	83.512	85.976
2009
First Quarter	86.497	81.181	84.290
Second Quarter	88.170	84.596	87.411
Third Quarter	93.482	86.072	92.844
Fourth Quarter	96.269	91.348	95.579
2010
First Quarter	98.520	92.364	98.252
Second Quarter	101.457	93.485	93.485
Third Quarter	98.469	93.189	98.149
Fourth Quarter	104.828	97.955	104.692
2011
First Quarter	111.025	105.525	109.354
Second Quarter	111.967	105.617	108.906
Third Quarter	110.743	98.293	98.572
Fourth Quarter	102.799	97.692	102.502
2012
First Quarter (through March 30, 2012)	109.401	103.108	108.992

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Market-Linked Notes due April    , 2017
Based on the Value of the S&P 500® Daily Risk Control 10% Index (Excess Return)

The following graph compares the daily closing values of the underlying index and the SPTR for the period from January 4, 1999 through March 30, 2012.

S&P 500® Daily Risk Control 10% Index (Excess Return) and S&P 500® Total Return Index Daily Index Closing Values January 4, 1999 to March 30, 2012

The following period analysis shows the performance of the SPTR and the underlying index in the 3-month and 6-month periods when the SPTR performed the best or the worst. These are non-overlapping periods based on month-end returns (i.e., the start date of one period cannot be between the start and end dates of another period).

Worst 3-Month SPTR Returns				Best 3-Month SPTR Returns
Start	End	SPTR	Underlying	Start	End	SPTR	Underlying
8/31/2000	11/30/2000	-13.12%	-9.06%	9/30/1999	12/31/1999	14.88%	6.82%
6/29/2001	9/28/2001	-14.68%	-9.55%	3/31/2003	6/30/2003	15.39%	6.49%
6/28/2002	9/30/2002	-17.28%	-7.57%	2/27/2009	5/29/2009	25.83%	5.79%
8/29/2008	11/28/2008	-29.65%	-7.39%	6/30/2009	9/30/2009	15.61%	6.21%
6/30/2011	9/30/2011	-13.87%	-9.49%	8/31/2010	11/30/2010	13.08%	6.59%

Worst 6-Month SPTR Returns				Best 6-Month SPTR Returns
Start	End	SPTR	Underlying	Start	End	SPTR	Underlying
9/29/2000	3/30/2001	-18.75%	-11.79%	9/30/1999	3/31/2000	17.51%	1.89%
4/30/2001	10/31/2001	-14.60%	-10.32%	2/28/2003	8/29/2003	20.88%	9.59%
3/28/2002	9/30/2002	-28.36%	-14.77%	2/27/2009	8/31/2009	40.52%	10.41%
8/29/2008	2/27/2009	-41.82%	-10.69%	10/30/2009	4/30/2010	15.66%	8.49%
3/31/2011	9/30/2011	-13.78%	-9.86%	8/31/2010	2/28/2011	27.73%	16.18%

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Market-Linked Notes due April    , 2017
Based on the Value of the S&P 500® Daily Risk Control 10% Index (Excess Return)

The following chart shows the 1-, 3-, 5- and 10-year returns for the SPTR and the underlying index as of March 30, 2012.

	SPTR	Underlying Index
1-Year Return	8.34%	-0.50%
3-Year Return	90.45%	29.67%
5-Year Return	10.48%	9.82%
10-Year Return	40.64%	22.61%

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Market-Linked Notes due April    , 2017
Based on the Value of the S&P 500® Daily Risk Control 10% Index (Excess Return)

Additional Information About the Notes
Please read this information in conjunction with the summary terms on the front cover of this document.

Additional Provisions:
Denominations:	$10 and integral multiples thereof
Interest:	None
Bull or bear notes:	Bull notes
Call right:	The notes are not callable prior to the maturity date.
Postponement of maturity date:
If the determination date is postponed so that it falls less than two business days prior to the scheduled maturity date, the maturity date will be the second business day following the determination date as postponed.

Equity-linked notes:
All references to “equity-linked notes” or related terms in the accompanying product supplement for equity-linked notes shall be deemed to refer to market-linked notes when read in conjunction with these preliminary terms.

Minimum ticketing size:	$1,000 / 100 notes
Trustee:	The Bank of New York Mellon
Calculation Agent:	MS & Co.
Tax considerations:
In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying product supplement) of the notes, even though no interest is payable on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  If the notes were priced on March 29, 2012, the “comparable yield” for the notes would be a rate of 4.7535% per annum, compounded semi-annually; however, the comparable yield will be determined on the pricing date and may be significantly higher or lower than the comparable yield set forth above.  Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $10) consists of a single projected amount equal to $12.6410 due at maturity. The comparable yield and the projected payment schedule for the notes will be updated in the final pricing supplement.  You should read the discussion under “United States Federal Taxation” in the accompanying product supplement concerning the U.S. federal income tax consequences of an investment in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on a note) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through June 30, 2012	$0.0766	$0.0766
July 1, 2012 through December 31, 2012	$0.2395	$0.3161
January 1, 2013 through June 30, 2013	$0.2452	$0.5613
July 1, 2013 through December 31, 2013	$0.2510	$0.8123
January 1, 2014 through June 30, 2014	$0.2570	$1.0693
July 1, 2014 through December 31, 2014	$0.2631	$1.3324
January 1, 2015 through June 30, 2015	$0.2693	$1.6017
July 1, 2015 through December 31, 2015	$0.2757	$1.8774
January 1, 2016 through June 30, 2016	$0.2823	$2.1597
July 1, 2016 through December 31, 2016	$0.2890	$2.4487
January 1, 2017 through the Maturity Date	$0.1923	$2.6410

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments thereto in respect of the notes for U.S. federal income tax purposes, and we make no representation

April 2012	Page 15

Market-Linked Notes due April    , 2017
Based on the Value of the S&P 500® Daily Risk Control 10% Index (Excess Return)

regarding the actual amount of the payment that will be made on a note.
If you are a non-U.S. investor, please also read the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

Section 871(m) of the Internal Revenue Code of 1986, as amended (the “Code”), requires withholding (up to 30%, depending on the applicable treaty) on payments or deemed payments made to non-U.S. persons on certain financial instruments to the extent that such payments or deemed payments are contingent upon or determined by reference to U.S.-source dividends.  Because the notes are linked to an equity index that reflects the notional reinvestment of U.S.-source dividends, the amount paid on the notes will be determined by reference to U.S.-source dividends and, therefore, the notes could be subject to U.S. withholding tax under Section 871(m) of the Code, notwithstanding the discussion regarding withholding on the notes under “United States Federal Taxation—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement.  The U.S. Treasury Department recently released proposed regulations under Section 871(m) of the Code.  While significant aspects of the application of these regulations to the notes are uncertain, if the proposed regulations were finalized in their current form, non-U.S. investors should be aware that payments or deemed payments made after December 31, 2012 on the notes, to the extent that they are attributable to U.S.-source dividends, are likely to be subject to withholding.  If withholding is so required, we will not be required to pay any additional amounts with respect to amounts so withheld.

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the notes by taking positions in the stocks constituting the underlying index, in futures or options contracts on the underlying index or its component stocks, or in any other available securities or instruments that we may wish to use in connection with such hedging.  Such purchase activity could increase the value of the underlying index on the pricing date, and therefore, could increase the value at which the underlying index must close on the determination date before you would receive at maturity a payment that exceeds the minimum payment at maturity.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying product supplement.

Benefit plan investor considerations:
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the notes are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined

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Based on the Value of the S&P 500® Daily Risk Control 10% Index (Excess Return)

by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the notes.

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc., Morgan Stanley or Morgan Stanley Smith Barney LLC (“MSSB”) or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity.

Additional considerations:
Client accounts over which Citigroup Inc., Morgan Stanley, MSSB or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Supplemental information regarding plan of distribution; conflicts of interest:
The agent may distribute the notes through MSSB, as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, which may include our affiliates, and their financial advisors will collectively receive from the agent a fixed sales commission of $0.30 for each note they sell.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.  See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying product supplement.

Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact

April 2012	Page 17

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Morgan Stanley Structured Investment Sales at (800) 233-1087.
Where you can find more information:
Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the product supplement for Equity-Linked Notes and index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the product supplement for Equity-Linked Notes, the index supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, Morgan Stanley, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, the product supplement for Equity-Linked Notes and the index supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Product Supplement for Equity-Linked Notes dated November 21, 2011
Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

Terms used in this document are defined in the product supplement for Equity-Linked Notes, in the index supplement or in the prospectus.  As used in this document, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

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Market-Linked Notes due April    , 2017
Based on the Value of the S&P 500® Daily Risk Control 10% Index (Excess Return)

Syndicate Information
Issue price	Selling concession	Principal amount of securities for any single investor
$10.0000	$0.3000	<$1MM
$9.9500	$0.2500	≥$1MM and <$3MM
$9.9250	$0.2250	≥$3MM and <$5MM
$9.9000	$0.2000	≥$5MM

The agent may reclaim selling concessions allowed to dealers in connection with the offering, if, within 30 days of the offering, the agent repurchases the notes distributed by such dealers.

April 2012	Page 19